                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           _______________________

                                  FORM 11-K

                           _______________________


(Mark One)

                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 1997

                                      OR


                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3863

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Harris Corporation Retirement Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Harris Corporation
                                1025 W. NASA Blvd.
                                Melbourne, Florida 32919

                               HARRIS CORPORATION
                                 RETIREMENT PLAN

                              Financial Statements

                                  June 30, 1997


     HARRIS CORPORATION RETIREMENT PLAN

     Table of Contents

     June 30, 1997                                                                                        PAGE
-------------------------------------------------------------------------------------------------------------------



     INDEPENDENT AUDITOR'S REPORT...........................................................................1


     FINANCIAL STATEMENTS:

        Statements of Net Assets Available for Benefits...................................................2-5

        Statement of Changes in Net Assets Available for Benefits.........................................6-7

        Notes to Financial Statements....................................................................8-11

[LOGO] BRAY, BECK & KOETTER                   410 Indian River Avenue, Suite A
       CERTIFIED PUBLIC ACCOUNTANTS, P.A.                 Post Office Box 6583
                                                Titusville, Florida 32782-6583
                                                                (407) 269-0732
                                                            FAX (407) 264-0925

                                             39 South Atlantic Avenue, Suite A
                                                        Post Office Box 321057
                                               Cocoa Beach, Florida 32932-1057
                                                                (407) 783-8321
                                                            FAX (407) 799-0925

                                                   1901 South Harbor City Blvd
                                                   One Harbor Place Suite 500A
                                                           Post Office Box 249
                                                 Melbourne, Florida 32902-0249
                                                                (407) 676-1440
                                                            FAX (407) 984-8018
                          INDEPENDENT AUDITOR'S REPORT




     Investment Committee
     Harris Corporation Retirement Plan
     Melbourne, Florida


     We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the "Plan") as of June 30, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1997 and 1996, and the changes in its net assets available for benefits for the year ended June 30, 1997, in conformity with generally accepted accounting principles.




     /s/ Bray, Beck & Koetter

     Melbourne, Florida
     October 10, 1997

                              FINANCIAL STATEMENTS

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 1997 and 1996
---------------------------------------------------------------------------------------------------------

                                                                  June 30, 1997
                                           --------------------------------------------------------------
                                                                              Money            Equity
                                           Balanced        Short-Term         Market           Income
                                             Fund           Bond Fund          Fund             Fund
                                           --------        -----------      -----------      ------------
ASSETS

INVESTMENTS (Note 3):
     Plan interest in Harris
        Corporation Master Trust         $842,355,735      $88,282,514      $17,569,886      $359,393,992
     Participant loans                           --               --               --                --
                                         ------------      -----------      -----------      ------------

        Total investments                 842,355,735       88,282,514       17,569,886       359,393,992

RECEIVABLES:
     Contributions receivable:
        Harris Corporation                 25,410,442             --               --                --
        Participants                          353,634             --               --                --
     Accrued interest and dividends         3,703,948        1,047,854          126,481         1,010,240
     Securities sold                        5,713,838        6,084,673             --              43,322
                                         ------------      -----------      -----------      ------------

        Total receivables                  35,181,862        7,132,527          126,481         1,053,562

CASH AND CASH EQUIVALENTS (Note 2)         33,274,836          938,845          936,748        15,503,916
                                         ------------      -----------      -----------      ------------

        Total assets                      910,812,433       96,353,886       18,633,115       375,951,470


LIABILITIES

Accrued expenses                              507,911           26,231           22,814             6,835
Securities purchased                        7,900,009        2,367,446        1,473,485           986,728
Outstanding options                         2,386,053             --               --                --
                                         ------------      -----------      -----------      ------------

        Total liabilities                  10,793,973        2,393,677        1,496,299           993,563
                                         ------------      -----------      -----------      ------------

NET ASSETS AVAILABLE FOR BENEFITS        $900,018,460      $93,960,209      $17,136,816      $374,957,907
                                         ============      ===========      ===========      ============







------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
  Equity             Stable                              Harris
  Index              Value            Growth          Corporation          Loan
   Fund               Fund             Fund            Stock Fund          Fund               Total
------------      ------------      ------------      ------------     -----------      --------------




$217,472,229      $199,527,706      $127,096,531      $24,629,914      $      --        $1,876,328,507
        --                --                --               --         32,850,494          32,850,494
------------      ------------      ------------      -----------      -----------      --------------

 217,472,229       199,527,706       127,096,531       24,629,914       32,850,494       1,909,179,001



        --                --                --               --               --            25,410,442
        --                --                --               --               --               353,634
       3,331         1,116,141            67,833            3,532             --             7,079,360
        --               1,922           259,223          110,562             --            12,213,540
------------      ------------      ------------      -----------      -----------      --------------

       3,331         1,118,063           327,056          114,094             --            45,056,976

   7,151,057         7,069,159         2,030,057          720,775             --            67,625,393
------------      ------------      ------------      -----------      -----------      --------------

 224,626,617       207,714,928       129,453,644       25,464,783       32,850,494       2,021,861,370




       4,665            55,717            99,951             --               --               724,124
        --                --             272,414          713,522             --            13,713,604
        --                --                --               --               --             2,386,053
------------      ------------      ------------      -----------      -----------      --------------

       4,665            55,717           372,365          713,522             --            16,823,781
------------      ------------      ------------      -----------      -----------      --------------

$224,621,952      $207,659,211      $129,081,279      $24,751,261      $32,850,494      $2,005,037,589
============      ============      ============      ===========      ===========      ==============

Continued                                                                     3


HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits - Continued

June 30, 1997 and 1996
----------------------------------------------------------------------------------------------------------

                                                                   June 30, 1996
----------------------------------------------------------------------------------------------------------
                                                                               Money             Equity
                                           Balanced         Short-Term         Market            Income
                                             Fund            Bond Fund          Fund              Fund
                                         ------------      ------------      -----------      ------------
ASSETS

INVESTMENTS (Note 3):
     Plan interest in Harris
        Corporation Master Trust         $736,649,161      $ 99,748,323      $   494,442      $248,831,079
     Participant loans                           --                --               --                --
                                         ------------      ------------      -----------      ------------

        Total investments                 736,649,161        99,748,323          494,442       248,831,079

RECEIVABLES:
     Contributions receivable from
        Harris Corporation                 23,214,104              --               --                --
     Contributions receivable from
        participants                          553,478              --               --                --
     Accrued interest and dividends         3,736,081         1,077,475           63,063           964,451
     Securities sold                        6,237,577              --               --             270,811
                                         ------------      ------------      -----------      ------------

        Total receivables                  33,741,240         1,077,475           63,063         1,235,262

CASH AND CASH EQUIVALENTS (Note 2)          8,453,776         1,100,595       13,706,671        23,777,377
                                         ------------      ------------      -----------      ------------

        Total assets                      778,844,177       101,926,393       14,264,176       273,843,718


LIABILITIES

Accrued expenses                               64,792              --               --                --
Securities purchased                        9,768,804         1,479,759             --           1,822,173
                                         ------------      ------------      -----------      ------------

        Total liabilities                   9,833,596         1,479,759             --           1,822,173
                                         ------------      ------------      -----------      ------------

NET ASSETS AVAILABLE FOR BENEFITS        $769,010,581      $100,446,634      $14,264,176      $272,021,545
                                         ============      ============      ===========      ============





See accompanying notes to financial statements.                                4






----------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
  Equity             Stable                             Harris
  Index              Value             Growth         Corporation          Loan
   Fund               Fund              Fund          Stock Fund           Fund             Total
------------      ------------      ------------      ------------     ------------     ---------------




$140,830,363      $190,471,822      $129,102,909      $ 12,950,548     $      --        $1,559,078,647
        --                --                --               --         33,790,689          33,790,689
------------      ------------      ------------      ------------     -----------      --------------

 140,830,363       190,471,822       129,102,909        12,950,548      33,790,689       1,592,869,336



        --                --                --               --               --            23,214,104

        --                --                --               --               --               553,478
     212,987         1,017,040            65,872            2,066             --             7,139,035
      12,066              --             152,371             --               --             6,672,825
------------      ------------      ------------      ------------     -----------      --------------

     225,053         1,017,040           218,243            2,066             --            37,579,442

   4,431,651           824,616         1,652,527          310,248             --            54,257,461
------------      ------------      ------------      ------------     -----------      --------------

 145,487,067       192,313,478       130,973,679       13,262,862       33,790,689       1,684,706,239




     217,912              --                --               --               --               282,704
        --                --             251,528             --               --            13,322,264
------------      ------------      ------------      ------------     -----------      --------------

     217,912              --             251,528             --               --            13,604,968
------------      ------------      ------------      ------------     -----------      --------------

$145,269,155      $192,313,478      $130,722,151      $13,262,862      $33,790,689      $1,671,101,271
============      ============      ============      ===========      ===========      ==============


HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 1997
-------------------------------------------------------------------------------------------------------------------


                                                                                        Money             Equity
                                               Balanced            Short-Term           Market            Income
                                                 Fund               Bond Fund            Fund              Fund
                                              -------------       -------------       -----------      ------------
INCREASES:
     Plan interest in Harris Corporation
        Master Trust investment income        $ 147,877,887       $   6,186,366       $   940,216      $ 79,343,041
     Interest income                                   --                  --                --                --
     Cash contributions from Harris
        Corporation under profit-
        sharing program                          24,670,618                --                --                --
     Cash contributions under
       deferred income program:
           From Harris Corporation                5,820,959           2,040,568           354,727         5,982,722
           From plan participants                12,696,458           3,113,788           960,725        11,895,812
                                              -------------       -------------       -----------      ------------

                                                191,065,922          11,340,722         2,255,668        97,221,575

NET PARTICIPANTS' TRANSFERS
     BETWEEN FUNDS                              (19,601,893)        (11,734,942)        4,789,502        21,099,415

DECREASES:
     Benefits paid directly to
        participants                             37,176,890           5,839,202         4,113,244        14,000,690
     Administrative expenses                      3,279,260             253,003            59,286         1,383,938
                                                                  -------------       -----------      ------------

                                                 40,456,150           6,092,205         4,172,530        15,384,628
                                              -------------       -------------       -----------      ------------

NET INCREASE (DECREASE) IN NET
     ASSETS AVAILABLE FOR BENEFITS              131,007,879          (6,486,425)        2,872,640       102,936,362

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                          769,010,581         100,446,634        14,264,176       272,021,545
                                              -------------       -------------       -----------      ------------

     END OF YEAR                              $ 900,018,460       $  93,960,209       $17,136,816      $374,957,907
                                              =============       =============       ===========      ============

See accompanying notes to financial statements.                                6






------------------------------------------------------------------------------------------------------------


  Equity              Stable                              Harris
  Index               Value             Growth          Corporation           Loan
   Fund                Fund              Fund           Stock Fund            Fund                Total
-------------     -------------     -------------      -------------       ------------       --------------


$ 53,697,740      $ 12,733,267      $  16,397,927       $  6,493,289       $       --           $323,669,733
        --                --                 --                 --            2,394,589            2,394,589


        --                --                 --                 --                 --             24,670,618


   4,025,428         2,747,539          4,092,418          3,953,449               --             29,017,810
   8,400,111         4,565,522          9,082,997          2,446,099               --             53,161,512
------------      ------------      -------------       ------------       ------------       --------------

  66,123,279        20,046,328         29,573,342         12,892,837          2,394,589          432,914,262


  21,200,876        10,144,977        (23,645,260)          (731,821)        (1,520,854)                --



   7,843,926        14,545,993          7,088,596            672,416          1,813,930           93,094,887
     127,432           299,579            480,358                201               --              5,883,057
------------      ------------      -------------       ------------       ------------       --------------

   7,971,358        14,845,572          7,568,954            672,617          1,813,930           98,977,944
------------      ------------      -------------       ------------       ------------       --------------


  79,352,797        15,345,733         (1,640,872)        11,488,399           (940,195)         333,936,318



 145,269,155       192,313,478        130,722,151         13,262,862         33,790,689        1,671,101,271
------------      ------------      -------------       ------------       ------------       --------------

$224,621,952      $207,659,211      $ 129,081,279       $ 24,751,261       $ 32,850,494       $2,005,037,589
============      ============      =============       ============       ============       ==============

     HARRIS CORPORATION RETIREMENT PLAN

     Notes to Financial Statements

     June 30, 1997 and 1996
--------------------------------------------------------------------------------



     1.    DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES

           The Harris Corporation Retirement Plan includes substantially all domestic employees of Harris Corporation who are not covered by a collective bargaining agreement.

           The Harris Corporation Retirement Plan and the Harris Corporation Union Retirement Plan share a common Profit-Sharing Program and Deferred Income Savings Program. The Corporation's annual contribution to the Balanced Fund under the Profit-Sharing Program is equal to 11.5% of the Corporation's adjusted and consolidated net income as defined under the plan documents, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees' individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 12% of their regular eligible compensation to the Plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant's election. The employer contributes a matching amount equal to 100% of the participant's contributions, to a maximum of 6.857% of eligible compensation. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service. Participants become eligible to receive allocations under the Profit-Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service.

           Distributions from the Plans can be made in the event of death, disability, termination of employment or financial hardship.

           The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plans. Payback periods range from one to 4 1/2 years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of their 401(k) plan contributions.

           A participant's right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 30% vesting after three years of credited service, an additional 10% vesting for the fourth year, and an additional 20% vesting for each of the three following years of credited service. At the time of retirement, death, or termination of employment, a participant's vested share of the Plans assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Corporate Administrative Committee.

           A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation's contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation.

     HARRIS CORPORATION RETIREMENT PLAN

     Notes to Financial Statements

     June 30, 1997 and 1996
--------------------------------------------------------------------------------



     1.    DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES,
           CONTINUED

           In the event of termination of the Plan, the net assets of the Plan are to be converted into cash and distributed in a lump sum to each participant or beneficiary of a deceased participant based upon their beneficial interest in the Plans, net of any participant loans outstanding.

           Upon enrollment into the Plan, a participant may direct employer and employee contributions in any of eight investment options. The investment options are fully described in the "Employer Summary Plan Description". Elections to change funds can be made once every month; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Short-Term Bond Fund or the Money Market Fund.

           The accounting records of the Plan are maintained on the accrual basis.

           The fair value of the Plan's interest in the Harris Corporation Master Trust (the "Master Trust") is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used when available, to value investments in the Master Trust. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Investments in unallocated insurance contracts are stated at contract value. Participant loans are stated at cost.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

           Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Master Trust. In both fiscal 1997 and 1996, Harris Corporation elected to pay administrative expenses such as legal fees, tax counsel and accounting fees. Trustee, investment manager fees and certain administrative expenses were paid by the Plan.

           The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


     2.    TRANSACTIONS WITH PARTIES-IN-INTEREST

           Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a "party-in-interest".

           The term "party-in-interest" is broadly defined but would include Harris Corporation as the Plan Sponsor; Bankers Trust Company as Trustee; and any person or corporation that renders services to the Plan.

     HARRIS CORPORATION RETIREMENT PLAN

     Notes to Financial Statements

     June 30, 1997 and 1996
--------------------------------------------------------------------------------



     2.    TRANSACTIONS WITH PARTIES-IN-INTEREST, CONTINUED

           Included in cash and cash equivalents at June 30, 1997 and 1996 are 67,070,853 and 31,669,199, shares respectively, of BT Pyramid Directed Account Cash Fund, with a fair value of $67,070,853 and $31,669,199. Investments of the Master Trust include 48,102 shares of Bankers Trust Small Capitalization Fund with a fair value of $27,568,416 at June 30, 1996.

           At June 30, 1997 and 1996, 306,916 and 222,053 shares with a fair market value of $25,780,944 and $13,545,233, respectively, of Harris Corporation common stock were included in investments of the Harris Corporation Master Trust.


     3.    INTEREST IN HARRIS CORPORATION MASTER TRUST

           The Harris Corporation Master Trust was established for the investment of assets of the Plan and the Harris Corporation Union Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Bankers Trust Company (Trustee). At June 30, 1997 and 1996, the Plan's interest in the net assets of the Master Trust was approximately 97.24% and 97.33%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

           Investments of the Master Trust are as follows:

                                                                                1997               1996
                                                                          ---------------     ---------------
           Fair value as determined by quoted market prices:
               U.S. government securities                                 $   193,034,127     $   238,229,856
               Corporate debt securities                                      230,525,352         128,320,993
               Foreign debt securities                                         10,191,484          17,869,790
               Corporate equity securities                                    787,014,217         625,099,108
               Morgan Stanley International Magnum Fund                        60,206,396          50,021,031
               Bankers Trust Pyramid Small Capitalization Fund                     -               27,568,416
               Wells Fargo Bank Index Fund                                    316,512,010         174,934,990
               Putnam New Opportunities Fund                                   94,828,345         114,490,640
                                                                          ---------------     ---------------

                                                                            1,692,311,931       1,376,534,824

           Fair value as determined by investee company:
               J.P. Morgan Real Estate Fund                                    32,065,098          29,203,028

           Contract value:
               Unallocated insurance contracts                                205,927,404         196,103,471
                                                                         ----------------    ----------------

                                                                         $  1,930,304,433    $  1,601,841,323
                                                                         ================    ================

     HARRIS CORPORATION RETIREMENT PLAN

     Notes to Financial Statements

     June 30, 1997 and 1996
--------------------------------------------------------------------------------



     3.    INTEREST IN HARRIS CORPORATION MASTER TRUST, CONTINUED

           Investment income of the Master Trust for the year ended June 30, 1997 is as follows:

           Net appreciation (depreciation) in fair value as
               determined by quoted market price:
                 U.S. government securities                           $   3,056,900
                 Corporate debt securities                                  563,844
                 Foreign debt securities                                  1,056,480
                 Corporate equity securities                            185,055,922
                 Morgan Stanley International Magnum Fund                 9,385,047
                 Bankers Trust Pyramid Small Capitalization Fund         (5,459,509)
                 Wells Fargo Bank Index Fund                             68,798,654
                 Putnam New Opportunities Fund                            3,539,599
                                                                      -------------
                                                                        265,996,937
          Net appreciation (depreciation) in fair value as
              determined by investee company:
                 J.P. Morgan Real Estate Fund                               666,887
                                                                      -------------
                                                                        266,663,824
          Interest and dividends                                         64,503,167
                                                                      -------------

                                                                      $ 331,166,991
                                                                      =============

     4.    INCOME TAX STATUS

           The plan obtained its latest determination letter on April 13, 1995, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                  SIGNATURES


The Harris Corporation Retirement Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                                             Harris Corporation
                                             Retirement Plan


                                             /s/ Edward T. Golitko
                                             -------------------------
                                             Edward T. Golitko
                                             Plan Administrator


Date: December 17, 1996